Filed by Flex Pharma, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-229666

Subject Company: Salarius Pharmaceuticals, LLC

SEC File No.: 001-36812

Flex Pharma, Inc. intends to use the following script in calls with certain of its stockholders beginning on or around May 17, 2019.

Hello [name],

This is [Bill McVicar] [John McCabe], the [President and CEO] [CFO] of Flex Pharma. Thank you for continuing to be a shareholder of Flex Pharma.

By now you should have received proxy materials detailing the planned merger of Flex Pharma’s subsidiary and Salarius Pharmaceuticals, along with the information required for you to vote your shares. Have you received the proxy materials?

[If no, then…]

Type of Holder	Action

REGI	[Confirm the email or address and tell them we will have them resent.]

NOBO	[Instruct them to contact their broker OR offer to have material emailed and provide the phone number to contact Innisfree in order to vote.]

[If yes, then…]

Great! As indicated in the proxy materials, Flex’s Board of Directors unanimously recommends voting to support the merger by voting “FOR” all proposals detailed in the proxy materials.

We would very much appreciate your support. If Flex is to complete the merger, shareholders must approve Proposals 1, 2 and 3. A vote against any proposal puts the merger at risk.

I should note that if the merger is not completed, our board of directors would likely decide to pursue a dissolution, liquidation, or winding up of the company, as noted on page 27 of the proxy materials.

If you have any questions I will be happy to answer what I can, or refer you to the relevant information in our SEC filings. Can I be of any help to you today, or are you all set? [Answer questions as needed referring to SEC-filed information.]

Type of Holder	Action

REGI	Please submit your vote as soon as possible. If you need a new proxy card, I’ll take your email or address and have one sent out to you.

NOBO	Would you like to vote now? [If yes, then transfer to Innisfree at 888-750-5834.]

Thank you again for your time and support. Goodbye.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement/prospectus/information statement, which was declared effective by the SEC on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement/prospectus/information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement/prospectus/information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019 and members of Salarius. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus/information statement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction.

You may obtain free copies of the registration statement, definitive proxy statement/prospectus/information statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement and definitive proxy statement/prospectus/information statement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com.

Participants in Solicitation

Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which was filed with the SEC on March 6, 2019, and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement/prospectus/information statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.